

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

December 4, 2008

By Facsimile and U.S. Mail

Ms. Elizabeth B. Higgins
Principal Financial Officer
Oglethorpe Power Corporation
2100 East Exchange Place
Tucker, Georgia 30084-5336

> **Re:** **Oglethorpe Power Corporation**
> **Form 10-K for the calendar year ended December 31, 2007**
> **Filed March 37, 2008**
> **Form 10-Q for the period ended September 30, 2008**
> **Filed November 13, 2008**
> **File No. 033-07591**

Dear Ms. Elizabeth B. Higgins:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where applicable, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31 2007

Note 2. Fair Value of Financial Instruments, page 64

Rocky Mountain Transactions, page 68

1. In connection with the sale-lease back of your undivided interests in Rocky Mountain, we note that you entered into a payment undertaking agreement with a third party financial institution. We also note that you did not reflect the payment undertaking agreements, the corresponding lease obligations or the payments of rent in your financial statements. Tell us the business reasons behind the above payment undertaking. Given the MD&A disclosures on page 43 that you remain liable for all rental payments under the Facility leases if the payment undertaker fails to make such payments, we are unclear how you determined that your lease obligations had been extinguished. Explain to us your GAAP basis for not reflecting the related obligations and the payment undertaking agreements in your financial statements. Refer to paragraph 16 of SFAS 140. If you relied on right of setoffs between the agreements and the lease obligations in their accounting, advise us what consideration you have given to paragraph 5 of FIN 39 in making that determination.

Form 10-Q for the period ended September 30, 2008

Notes to the Financial Statements, page 9

Adoption of SFAS 157 "Fair Value Measurements", page 9

2. We note that you transferred $46 million in auction rate certificates to level 3 assets. Please tell us and disclose what caused you to transfer the assets from level 1 to level 3. Please disclose the inputs and the information used to develop level 3 inputs. Please tell us how you determined that the assets were not impaired, when the securities mature and confirm you have the ability and intent to hold these securities to maturity. In MD&A, please explain to readers how the lack of a liquid market impacted the valuation technique you used, how you factored the illiquidity into your fair value determination, and how and why the assumptions may vary from prior periods. Refer to the Commission's Sample Letters Sent to Public Companies on MD&A Disclosure Regarding the Application of SFAS 157. The letters can be located using the link http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0908.htm and http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0308.htm

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Scott Stringer, Staff Accountant at (202) 551-3272 or me at (202) 551-3377 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Andrew Mew
Accounting Branch Chief